UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C.  20549

			       SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			     (Amendment No. 4)

			  PAINE WEBBER GROUP INC.
			     (Name of Issuer)

			       COMMON STOCK
			       $1 PAR VALUE
		      (Title of Class of Securities)

				 69562910
			      (Cusip Number)

			 GENERAL ELECTRIC COMPANY
		  GENERAL ELECTRIC CAPITAL SERVICES, INC.
		   GENERAL ELECTRIC CAPITAL CORPORATION
		    (Name of Persons Filing Statement)

			     ROBERT E. HEALING
			 GENERAL ELECTRIC COMPANY
			   3135 Easton Turnpike
		       Fairfield, Connecticut  06431
			      (203) 373-2243
		  (Name, Address and Telephone Number of
		   Person Authorized to Receive Notices
			    and Communications)

			     December 4, 1997
		  (Date of Event which Requires Filing of
			      this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

      Check the following box if a fee is being paid with this statement:  [ ]

				 SCHEDULE 13D

CUSIP NO. 69562910        PAGE  2-I   of    20    Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC COMPANY
      IRS NO. 14-0089340


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable                 (a) [ ]
				     (b) [ ]


3     SEC USE ONLY



4     SOURCE OF FUNDS
      Not applicable


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York


			      7 SOLE VOTING POWER
				0
      NUMBER OF
      SHARES                  8 SHARED VOTING POWER
      BENEFICIALLY              31,523,600    (See Item 5)
      OWNED BY
      EACH                    9 SOLE DISPOSITIVE POWER
      REPORTING                 0
      PERSON WITH
			     10 SHARED DISPOSITIVE POWER
				31,523,600    (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,523,600   (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.4% (See Item 5)


14    TYPE OF REPORTING PERSON
      CO




				 SCHEDULE 13D

CUSIP NO. 69562910        PAGE  2-II   of    20    Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC CAPITAL SERVICES, INC.
      IRS NO. 06-1109503


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable                  (a)  [ ]
				      (b)  [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS
      Not Applicable


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


				   7 SOLE VOTING POWER
				     0
      NUMBER OF
      SHARES                       8 SHARED VOTING POWER
      BENEFICIALLY                   31,523,600 (See Item 5)
      OWNED BY
      EACH                         9 SOLE DISPOSITIVE POWER
      REPORTING                      0
      PERSON WITH
				  10 SHARED DISPOSITIVE POWER
				     31,523,600 (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,523,600   (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.4% (See Item 5)


14    TYPE OF REPORTING PERSON
      CO, HC




				 SCHEDULE 13D

CUSIP NO. 69562910        PAGE  2-III   of    20    Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC CAPITAL CORPORATION
      IRS NO. 13-1500700


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable                  (a) [ ]
				      (b) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS
      Not Applicable


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York


				   7 SOLE VOTING POWER
				     0
      NUMBER OF
      SHARES                       8 SHARED VOTING POWER
      BENEFICIALLY                   8,273,600 (See Item 5)
      OWNED BY
      EACH                         9 SOLE DISPOSITIVE POWER
      REPORTING                      0
      PERSON WITH
				  10 SHARED DISPOSITIVE POWER
				     8,273,600  (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,273,600   (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9% (See Item 5)


14    TYPE OF REPORTING PERSON
      CO

      This amendment amends and supplements a statement on Schedule 13D relating to the common stock, $1 par value per share (the "Common Stock"), of Paine Webber Group Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 14, 1994 (the "Initial
Schedule 13D"), and amended and supplemented by Amendment No. 1 filed on December 21, 1994, Amendment No. 2 filed on August 8, 1997 and Amendment No. 3 filed on August 20, 1997 (together with the Initial Schedule 13D, the "Schedule 13D").

      Certain capitalized terms used in this statement but not otherwise defined herein have the meanings given to them in the Schedule 13D. This statement is being filed on behalf of General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and General Electric Capital Corporation, a New York corporation ("GECC").

Item 2. Identity and Background.

      Schedule A of the Schedule 13D is hereby amended and restated by Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

      The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

      On December 4, 1997, GECC exercised its right to convert the 1,000,000 shares of the Company's Convertible Preferred Stock owned by GECC into shares of Common Stock. The 1,000,000 shares of Convertible Preferred Stock are convertible into 8,273,600(1) shares of Common Stock.

Item 4. Purpose of Transaction.

      The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

      On December 4, 1997, GECC exercised its right to convert the 1,000,000 shares of the Company's Convertible Preferred Stock owned by GECC into shares of Common Stock. The 1,000,000 shares of Convertible Preferred Stock are convertible into 8,273,600 shares of Common Stock.

      GECC has acquired the 8,273,600 shares of Common Stock for investment. GECC intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, GECC may consider from time to time various alternative courses of action as permitted by the Amended and Restated Stockholders Agreement. The Amended and Restated Stockholders Agreement imposes limitations on the acquisition or disposition of Common Stock by GECC and it affiliates.

      Except as set forth above and except as contemplated by the Amended and Restated Stockholders Agreement, none of GE, GECS or GECC or, to the best of their knowledge, any of the persons listed on Schedule A has a plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Company.

      Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

      (a) GECC directly owns 8,273,600 shares of Common Stock, representing approximately 5.9% of the outstanding Common Stock of the Company.(2)

      GECS is the direct parent corporation of GECC, and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), GECS indirectly beneficially owns 31,523,600 shares of Common Stock (23,250,000 shares of Common Stock currently directly owned, and 8,273,600 shares of Common Stock directly owned by GECC), representing approximately 22.4% of the outstanding Common Stock of the Company.

      GE is the direct parent corporation of GECS, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GE indirectly beneficially owns 31,523,600 shares of Common Stock, representing approximately 22.4% of the outstanding Common Stock of the Company.

---------------------
(1) All share numbers in this Amendment No. 4 have been determined after giving effect to the Company's three-for-two Common Stock split (the "Company's Stock Split") in the form of a 50% Common Stock dividend for all holders of record as of October 24, 1997, which was payable on November 17, 1997.

(2) Based on the information included in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997 and after giving effect to the Company's Stock Split, on November 7, 1997, the Company had outstanding 132,384,135 shares of Common Stock. All percentages in this Amendment No. 4 have been determined based on this number of outstanding shares of Common Stock, after giving effect to the issuance to GECC of the 8,273,600 shares of Common Stock issuable upon conversion of the 1,000,000 shares of Convertible Preferred
      Stock (i.e., based on 140,657,725 shares of Common Stock outstanding).

      Except as set forth in this Item 5(a), none of GE, GECS or GECC or, to the best of their knowledge, any of the persons listed in Schedule A beneficially own any Common Stock.

      (b) Subject to the terms of the Amended and Restated Stockholders Agreement, GECS, as the parent corporation of GECC, and GE, as the parent corporation of GECS, have indirect shared power to vote and dispose of 31,523,600 shares of Common Stock.

      (c) Not Applicable.

      (d) Not Applicable.

      (e) Not Applicable.


Item 7. Exhibits.

      Exhibit 99(a): Power of attorney


				  SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 5, 1997


      GENERAL ELECTRIC COMPANY


      By:  /s/ Jeffrey S. Werner
	   ________________________________________
	   Name:  Jeffrey S. Werner
	   Title: Attorney-in-fact


      GENERAL ELECTRIC CAPITAL
	SERVICES, INC.


      By:  /s/ Jeffrey S. Werner
	   ________________________________________
	   Name:  Jeffrey S. Werner
	   Title: Senior Vice President - Corporate
		  Treasury and Global Funding
		  Operations


      GENERAL ELECTRIC CAPITAL
	CORPORATION


      By:  /s/ Jeffery S. Werner
	   ________________________________________
	   Name:  Jeffrey S. Werner
	   Title: Senior Vice President - Corporate
		  Treasury and Global Funding
		  Operations




								 SCHEDULE A

		      DIRECTORS AND EXECUTIVE OFFICERS OF
			   GENERAL ELECTRIC COMPANY

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GE are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GE. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.




				 GENERAL ELECTRIC COMPANY DIRECTORS

					       PRESENT                                PRESENT
	    NAME                           BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
-----------------------------    ------------------------------------    ---------------------------------
D.W. Calloway                    PepsiCo, Inc.                           Retired Director and
				 700 Anderson Hill Road                  Chairman of the Board,
				 Purchase, NY  10577                     PepsiCo, Inc.

J.I. Cash, Jr.                   Harvard Business School                 Professor of Business
				 Baker Library 187                       Administration-Graduate
				 Soldiers Field                          School of Business
				 Boston, MA  02163                       Administration, Harvard
									 University
S.S. Cathcart                    222 Wisconsin Avenue                    Retired Chairman,
				 Suite 103                               Illinois Tool Works
				 Lake Forest, IL  60045

D.D. Dammerman                   General Electric Company                Senior Vice President-
				 3135 Easton Turnpike                    Finance, General
				 Fairfield, CT  06431                    Electric Company

P. Fresco                        General Electric Company                Vice Chairman of the Board
				 (U.S.A.)                                and Executive Officer, General
				 3 Shortlands, Hammersmith London,       Electric Company
				 W6 8BX, England

C.X. Gonzalez                    Kimberly-Clark de Mexico,               Chairman of the Board and Chief
				 S.A. de C.V.                            Executive Officer,
				 Jose Luis Lagrange 103,                 Kimberly-Clark de Mexico,
				 Tercero Piso                            S.A. de C.V.
				 Colonia Los Morales
				 Mexico, D.F. 11510, Mexico

G.G. Michelson                   Federated Department Stores             Former Member of the
				 151 West 34th Street                    Board of Directors,
				 New York, NY  10001                     Federated Department Stores

E.F. Murphy                      General Electric Company                Vice Chairman of the
				 3135 Easton Turnpike                    Board and Executive
				 Fairfield, CT  06431                    Officer

S. Nunn                          King & Spalding                         Partner, King & Spalding
				 191 Peachtree Street, N.E.
				 Atlanta, Georgia  30303

J.D. Opie                        General Electric Company                Vice Chairman of the
				 3135 Easton Turnpike                    Board and Executive
				 Fairfield, CT  06431                    Officer

R.S. Penske                      Penske Corporation                      Chairman of the Board
				 13400 Outer Drive, West                 and President, Penske
				 Detroit, MI  48239-4001                 Corporation

B.S. Prieskel                    Suite 3125                              Former Senior Vice
				 60 East 42nd Street                     President, Motion
				 New York, NY  10165                     Picture Associations
									 of America
F.H.T. Rhodes                    Cornell University                      President Emeritus
				 3104 Snee Building                      Cornell University
				 Ithaca, NY  14853

A.C. Sigler                      Champion International Corporation      Retired Chairman of the
				 1 Champion Plaza                        Board and CEO
				 Stamford, CT  06921                     and former Director,
									 Champion International
									 Corporation

D.A. Warner III                  J. P. Morgan & Co., Inc.                Chairman of the Board,
				 & Morgan Guaranty Trust Co.             President, and Chief
				 60 Wall Street                          Executive Officer,
				 New York, NY  10260                     J.P. Morgan & Co.
									 Incorporated and Morgan
									 Guaranty Trust Company

J.F. Welch, Jr.                  General Electric Company                Chairman of the Board
				 3135 Easton Turnpike                    and Chief Executive Officer,
				 Fairfield, CT  06431                    General   Electric Company



				  Citizenship

		       C. X. Gonzalez           Mexico
		       P. Fresco                Italy
		       All Others               U.S.A.


	      GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


			      PRESENT                       PRESENT
       NAME              BUSINESS ADDRESS             PRINCIPAL OCCUPATION
------------------   -------------------------   ------------------------------
J.F. Welch, Jr.      General Electric Company    Chairman of the Board
		     3135 Easton Turnpike        and Chief Executive Officer
		     Fairfield, CT  06431

P. Fresco            General Electric Company    Vice Chairman of the Board
		     (U.S.A.)                    and ExecutiveOfficer
		     3 Shortlands, Hammersmith
		     London, W6 8BX, England

P.D. Ameen           General Electric Company    Vice President and
		     3135 Easton Turnpike        Comptroller
		     Fairfield, CT  06431

J.R. Bunt            General Electric Company    Vice President and Treasurer
		     3135 Easton Turnpike
		     Fairfield, CT  06431

D.L. Calhoun         General Electric Company    Senior Vice President -
		     Nela Park                   GE Lighting
		     Cleveland, OH 44122

W.J. Conaty          General Electric Company    Senior Vice President -
		     3135 Easton Turnpike        Human Resources
		     Fairfield, CT  06431

D. M. Cote           General Electric Company    Senior Vice President -
		     3135 Easton Turnpike        GE Appliances
		     Fairfield, CT  06431

D.D. Dammerman       General Electric Company    Senior Vice President -
		     3135 Easton Turnpike        Finance
		     Fairfield, CT  06431

L.S. Edelheit        General Electric Company    Senior Vice President -
		     P.O. Box 8                  Corporate Research
		     Schenectady, NY  12301      and Development

B.W. Heineman, Jr.   General Electric Company    Senior Vice President -
		     3135 Easton Turnpike        General Counsel and Secretary
		     Fairfield, CT  06431

J. R. Immelt         General Electric Company    Senior Vice President -
		     P.O. Box 414                GE Medical Systems
		     Milwaukee, WI  53201

W.J. Lansing         General Electric Company    Vice President - Corporate
		     3135 Easton Turnpike        Business Development
		     Fairfield, CT  06431

G.S. Malm            General Electric Company    Senior Vice President - Asia
		     3135 Easton Turnpike
		     Fairfield, CT  06431

W.J. McNerney, Jr.   General Electric Company    Senior Vice President -
		     1 Neumann Way               GE Aircraft Engines
		     Cincinnati, OH 05215

E.F. Murphy          General Electric Company    Vice Chairman of the Board
		     3135 Easton Turnpike        and Executive Officer
		     Fairfield, CT  06431

R.L. Nardelli        General Electric Company    Senior Vice President -
		     1 River Road                GE Power Systems
		     Schenectady, NY  12345

R.W. Nelson          General Electric Company    Vice President - Corporate
		     3135 Easton Turnpike        Financial Planning and
		     Fairfield, CT  06431        Analysis

J.D. Opie            General Electric Company    Vice Chairman of the Board
		     3135 Easton Turnpike        and Executive Officer
		     Fairfield, CT  06431

G.M. Reiner          General Electric Company    Senior Vice President -
		     3135 Easton Turnpike        Chief Information Officer
		     Fairfield, CT  06431

J.G. Rice            General Electric Company    Vice President -
		     2901 East Lake Road         GE Transportation Systems
		     Erie, PA 16531

G.L. Rogers          General Electric Company    Senior Vice President -
		     1 Plastics Avenue           GE Plastics
		     Pittsfield, MA  01201

J.W. Rogers          General Electric Company    Vice President - GE Motors
		     1635 Broadway
		     Fort Wayne, IN  46801

L.G. Trotter         General Electric Company    Vice President - GE Electrical
		     41 Woodford Avenue          Distribution and Control
		     Plainville, CT 06062



				  Citizenship

		       P. Fresco                Italy
		       G.S. Malm                Sweden
		       All Others               U.S.A.





		       DIRECTORS AND EXECUTIVE OFFICERS
				      OF
		    GENERAL ELECTRIC CAPITAL SERVICES, INC.

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GECS are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GECS. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.




			     GENERAL ELECTRIC CAPITAL SERVICES, INC. DIRECTORS

						  PRESENT                                  PRESENT
	    NAME                              BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
-----------------------------    ------------------------------------------    ---------------------------------
G.C. Wendt                       General Electric Capital Services, Inc.       Chairman, President and Chief
				 260 Long Ridge Road                           Executive Officer, General
				 Stamford, CT 06927                            Electric Capital Services, Inc.

K. Ahlmann                       Employers Reinsurance Corporation             Executive Vice President,
				 5200 Metcalf                                  General Electric Capital
				 Overland Park, KS 66202                       Services, Inc. President and
									       Chief Operating Officer,
									       Employers Reinsurance Corp.
N.D.T. Andrews                   General Electric Capital Services, Inc.       Executive Vice President,
				 260 Long Ridge Road                           General Electric Capital
				 Stamford, CT 06927                            Services, Inc.

J.R. Bunt                        General Electric Company                      Vice President and Treasurer,
				 3135 Easton Turnpike                          General Electric Company
				 Fairfield, CT 06431

D.D. Dammerman                   General Electric Company                      Senior Vice President -
				 3135 Easton Turnpike                          Finance and Chief Financial
				 Fairfield, CT 06431                           Officer, General Electric
									       Company
P. Fresco                        General Electric Company                      Vice Chairman and Executive
				 3135 Easton Turnpike                          Officer, General Electric
				 Fairfield, CT 06431                           Company

B.W. Heineman, Jr.               General Electric Company                      Senior Vice President, General
				 3135 Easton Turnpike                          Counsel and Secretary,
				 Fairfield, CT 06431                           General Electric Company

J.H. Myers                       General Electric Investment                   Chairman of the Board and
				 Corporation                                   President, General Electric
				 3003 Summer Street                            Investment Corporation
				 Stamford, CT 06904

R.L. Nardelli                    GE Power Systems                              President and Chief Executive
				 One River Road                                Officer, GE Power Systems
				 Schenectady, NY 12345

D.J. Nayden                      General Electric Company                      Executive Vice President,
				 260 Long Ridge Road                           General Electric Capital
				 Stamford, CT  06927                           Services, Inc.

M.A. Neal                        General Electric Capital Services, Inc.       Executive Vice President,
				 260 Long Ridge Road                           General Electric Capital
				 Stamford, CT  06927                           Services, Inc.

J.M. Samuels                     General Electric Company                      Vice President and Senior
				 3135 Easton Turnpike                          Counsel, Corporate Taxes,
				 Fairfield, CT 06431                           General Electric Company

E.D. Stewart                     General Electric Capital Services, Inc.       Executive Vice President,
				 260 Long Ridge Road                           General Electric Capital
				 Stamford, CT  06927                           Services, Inc.

J.F. Welch, Jr.                  General Electric Company                      Chairman and Chief Executive
				 3135 Easton Turnpike                          Officer, General Electric
				 Fairfield, CT 06431                           Company



				  Citizenship

		       K. Ahlmann               Denmark
		       N.D.T. Andrews           U.K.
		       P. Fresco                Italy
		       All Others               U.S.A.





			   GENERAL ELECTRIC CAPITAL SERVICES, INC. EXECUTIVE OFFICERS

						   PRESENT                                  PRESENT
	     NAME                             BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
------------------------------    -----------------------------------------    ----------------------------------
G.C. Wendt                        General Electric Capital Services, Inc.      Chairman, President and Chief
				  260 Long Ridge Road                          Executive Officer, General
				  Stamford, CT 06927                           Electric Capital Services, Inc.

K. Ahlman                         Employers Reinsurance Corporation            Executive Vice President,
				  5200 Metcalf                                 General Electric Capital
				  Overland Park, KS 66202                      Services, Inc.
									       President and Chief Operating
									       Officer, Employers
									       Reinsurance Corporation

N.D.T. Andrews                    General Electric Capital Services, Inc.      Executive Vice President,
				  260 Long Ridge Road                          General Electric Capital
				  Stamford, CT  06927                          Services, Inc.

D.J. Nayden                       General Electric Capital Services, Inc.      Executive Vice President,
				  260 Long Ridge Road                          General Electric Capital
				  Stamford, CT  06927                          Services, Inc.

M.A. Neal                         General Electric Capital Services, Inc.      Executive Vice President,
				  260 Long Ridge Road                          General Electric Capital
				  Stamford, CT  06927                          Services, Inc.

E.D. Stewart                      General Electric Capital Services, Inc.      Executive Vice President,
				  260 Long Ridge Road                          General Electric Capital
				  Stamford, CT  06927                          Services, Inc.

N.E. Barton                       General Electric Capital Services, Inc.      Senior Vice President, General
				  260 Long Ridge Road                          Counsel and Secretary,
				  Stamford, CT  06927                          General Electric Capital
									       Services, Inc.
J.A. Parke                        General Electric Capital Services, Inc.      Senior Vice President,
				  260 Long Ridge Road                          Finance, General Electric
				  Stamford, CT  06927                          Capital Services, Inc.

L.J. Toole                        General Electric Capital Services, Inc.      Senior Vice President, Human
				  260 Long Ridge Road                          Resources, General Electric
				  Stamford, CT  06927                          Capital Services, Inc.

J.S. Werner                       General Electric Capital Services, Inc.      Senior Vice President,
				  201 High Ridge Road                          Corporate Treasury and Global
				  Stamford, CT  06927                          Funding Operation, General
									       Electric Capital Services, Inc.


				 Citizenship

		       K. Ahlmann               Denmark
		       N.D.T. Andrews           U.K.
		       P. Fresco                Italy
		       All Others               U.S.A.





		       DIRECTORS AND EXECUTIVE OFFICERS
				      OF
		     GENERAL ELECTRIC CAPITAL CORPORATION

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GECC are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GECC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


			     GENERAL ELECTRIC CAPITAL CORPORATION DIRECTORS

						 PRESENT                                PRESENT
	     NAME                            BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
------------------------------    --------------------------------------    --------------------------------
N.D.T. Andrews                    General Electric Capital Corporation      Executive Vice President,
				  260 Long Ridge Road                       General Electric Capital
				  Stamford, CT 06927                        Corporation

N.E. Barton                       General Electric Capital Corporation      Senior Vice President,
				  260 Long Ridge Road                       General Counsel and
				  Stamford, CT 06927                        Secretary, General Electric
									    Capital Corporation
J.R. Bunt                         General Electric Company                  Vice President and Treasurer,
				  3135 Easton Turnpike                      General Electric Company
				  Fairfield, CT 06431

D.M. Cote                         GE Appliances                             President and Chief
				  Appliance Park                            Executive Officer, GE
				  Louisville, KY  40225                     Appliances

D.D. Dammerman                    General Electric Company                  Senior Vice President -
				  3135 Easton Turnpike                      Finance and Chief Financial
				  Fairfield, CT 06431                       Officer, General Electric
									    Company

P. Fresco                         General Electric Company                  Vice Chairman and
				  3135 Easton Turnpike                      Executive Officer, General
				  Fairfield, CT 06431                       Electric Company

B.W. Heineman, Jr.                General Electric Company                  Senior Vice President, General
				  3135 Easton Turnpike                      Counsel and Secretary,
				  Fairfield, CT 06431                       General Electric Company

J.R. Immelt                       GE Medical Systems                        President and Chief
				  3000 N. Grandview Boulevard               Executive Officer,
				  Waukesha, WI  53188                       GE Medical Systems

W.J. McNerney, Jr.                GE Aircraft Engines                       President and Chief
				  One Neumann Way                           Executive Officer,
				  Cincinnati, OH  45215                     GE Aircraft Engines

J.H. Myers                        General Electric Investment               Chairman of the Board and
				  Corporation                               President, General Electric
				  3003 Summer Street                        Investment Corporation
				  Stamford, CT 06904

R.L. Nardelli                     General Electric Company                  President and Chief
				  One River Road                            Executive Officer,
				  Schenectady, NY 12345                     GE Power Systems

D.J. Nayden                       General Electric Capital Corporation      President and Chief
				  260 Long Ridge Road                       Operating Officer, General
				  Stamford, CT 06927                        Electric Capital Corporation

M.A. Neal                         General Electric Capital Corporation      Executive Vice President,
				  260 Long Ridge Road                       General Electric Capital
				  Stamford, CT 06927                        Corporation

J.A. Parke                        General Electric Capital Corporation      Senior Vice President,
				  260 Long Ridge Road                       Finance, General Electric
				  Stamford, CT 06927                        Capital Corporation

J.M. Samuels                      General Electric Company                  Vice President and Senior
				  3135 Easton Turnpike                      Counsel, Corporate Taxes,
				  Fairfield, CT 06431                       General Electric Company

E.D. Stewart                      General Electric Capital Corporation      Executive Vice President,
				  260 Long Ridge Road                       General Electric Capital
				  Stamford, CT 06927                        Corporation

J.F. Welch, Jr.                   General Electric Company                  Chairman and Chief
				  3135 Easton Turnpike                      Executive Officer, General
				  Fairfield, CT 06431                       Electric Company

G.C. Wendt                        General Electric Capital Corporation      Chairman and Chief
				  260 Long Ridge Road                       Executive Officer, General
				  Stamford, CT 06927                        Electric Capital Corporation


				  Citizenship

		       N.D.T. Andrews           U.K.
		       P. Fresco                Italy
		       All Others               U.S.A.






			   GENERAL ELECTRIC CAPITAL CORPORATION EXECUTIVE OFFICERS

						  PRESENT                                PRESENT
	     NAME                             BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
-------------------------------    --------------------------------------    ---------------------------------
G.C. Wendt                         General Electric Capital Corporation      Chairman and Chief
				   260 Long Ridge Road                       Executive Officer, General
				   Stamford, CT 06927                        Electric Capital Corporation

D.J. Nayden                        General Electric Capital Corporation      President and Chief Operating
				   260 Long Ridge Road                       Officer, General Electric
				   Stamford, CT 06927                        Capital Corporation

N.D.T. Andrews                     General Electric Capital Corporation      Executive Vice President,
				   260 Long Ridge Road                       General Electric Capital
				   Stamford, CT 06927                        Corporation

M.A. Neal                          General Electric Capital Corporation      Executive Vice President,
				   260 Long Ridge Road                       General Electric Capital
				   Stamford, CT 06927                        Corporation

E.D. Stewart                       General Electric Capital Corporation      Executive Vice President,
				   260 Long Ridge Road                       General Electric Capital
				   Stamford, CT 06927                        Corporation

N.E. Barton                        General Electric Capital Corporation      Senior Vice President,
				   260 Long Ridge Road                       General Counsel and
				   Stamford, CT 06927                        Secretary, General Electric
									     Capital Corporation

J.A. Colica                        General Electric Capital Corporation      Senior Vice President,
				   260 Long Ridge Road                       Risk Management and
				   Stamford, CT 06927                        Credit Policy, General Electric
									     Capital Corporation

M.D. Fraizer                       General Electric Capital Corporation      Senior Vice President
				   Taylor Building                           Insurance/Investment
				   6604 West Broad Street                    Products, General Electric
				   Richmond, VA  23230                       Capital Corporation

R.L. Lewis                         General Electric Capital Corporation      Senior Vice President,
				   1600 Summer Street                        Global Project and
				   6th Floor                                 Structured Finance,
				   Stamford, CT 06905                        General Electric Capital
									     Corporation

J.A. Parke                         General Electric Capital Corporation      Senior Vice President,
				   260 Long Ridge Road                       Finance, General Electric
				   Stamford, CT 06927                        Capital Corporation

T. S. Thomson                      General Electric Capital Corporation      Senior Vice President,
				   260 Long Ridge Road                       Strategic Planning and
				   Stamford, CT 06927                        Business Development,
									     General Electric Capital
									     Corporation

L.J. Toole                         General Electric Capital Corporation      Senior Vice President, Human
				   260 Long Ridge Road                       Resources, General Electric
				   Stamford, CT 06927                        Capital Corporation

J.S. Werner                        General Electric Capital Corporation      Senior Vice President,
				   201 High Ridge Road                       Corporate Treasury and Global
				   Stamford, CT 06927                        Funding Operation, General
									     Electric Capital Corporation

				  Citizenship

		       N.D.T. Andrews           U.K.
		       All Others               U.S.A.
